UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at January 15, 2010

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director and Chief Executive Officer

Date: January 20, 2010

Print the name and title of the signing officer under his signature.

  800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

TASEKO RECEIVES PROVINCIAL APPROVAL TO PROCEED WITH PROSPERITY

January 15, 2010, Vancouver BC - Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") received the environmental assessment certificate for its proposed Prosperity Gold-Copper Project from the BC Provincial Ministry of Environment on January 14, 2010.

"Obviously we are tremendously pleased with the Provincial Government's decision. We put considerable effort and Company resources into the documentation and process and to have now received this approval is both gratifying and rewarding," says Taseko President & CEO Russell Hallbauer.

"The decision will undoubtedly be well received by the people of Williams Lake and the Cariboo, so many of whom worked tirelessly to make their views and support for Prosperity known and understood. The project was subjected to a complete and thorough examination by government departments, agencies, regulators and by the public. The Provincial process is demanding but it is also fair and we acknowledge the hard work of the Provincial Government in drawing the matter to a conclusion that will provide tremendous benefits to the social and economic future of British Columbia."

"The Government of British Columbia has authority and responsibility for mine development in the Province. Now that they have given their approval we will proceed to apply for and secure the necessary leases, licenses and permits required to advance the project," concluded Mr. Hallbauer.

Taseko will host a conference call for analysts and investors to discuss the Prosperity Project on Tuesday, January 19, 2010. Details will follow later today.

The Information Bulletin published today by the BC Ministry of Environment provides additional details about the process conducted by the Ministry of Energy, Mines and Resources and the Ministry of Environment. The Information Bulletin can be found at http://www.gov.bc.ca/env/index.html.

For further information on Taseko, please see the Company's website www.tasekomines.com or contact: Brian Bergot, Investor Relations - 778-373-4545, Toll Free 1-800-667-2114.

Russell Hallbauer
President & CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, continued availability of capital and financing, the ability to obtain and maintain required permits, including environmental, construction and mining permits and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.